Mail Stop 0510

      May 9, 2005

via U.S. mail and facsimile

Gregory S. Fredrick
Chief Financial Officer
Human Pheromone Sciences, Inc.
84 W Santa Clara St.  Suite 720
San Jose, California  95113

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 0-23544

Dear Mr. Fredrick:

      We have completed our review of your Form 10-K and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at
(202) 942-1989 or, in her absence, to the undersigned at (202)
942-
2923.

							Sincerely,




							Nili Shah
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE